Exhibit 99.1

For Immediate Release

West Fraser Announces Voting Results of the Annual Shareholders Meeting

VANCOUVER, B.C., April 22, 2026 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced the voting results from its Annual General and Special Meeting held on Wednesday, April 22, 2026 in Vancouver, B.C.

Voting Results for the Election of Directors

A total of 69,106,612 Common shares and Class B Common shares were voted at the meeting, representing 88.26% of the votes attached to all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes in Favour	Votes Withheld	% of Votes Withheld
Hank Ketcham	57,936,642	86.40	9,119,807	13.60
Doyle N. Beneby	66,543,465	99.23	512,984	0.77
Eric L. Butler	67,031,881	99.96	24,568	0.04
Reid E. Carter	65,657,002	97.91	1,399,447	2.09
John N. Floren	66,323,395	98.91	733,054	1.09
Ellis Ketcham Johnson	66,626,552	99.36	429,897	0.64
Brian G. Kenning	58,403,048	87.10	8,653,401	12.90
Marian Lawson	67,030,026	99.96	26,423	0.04
Sean P. McLaren	66,780,396	99.94	37,518	0.06
Colleen M. McMorrow	67,018,931	99.94	37,518	0.06
Gillian D. Winckler	66,895,719	99.76	160,729	0.24

Voting Results for Other Matters

Shareholders approved the fixing the number of directors at eleven (11) by show of hands.

Shareholders approved the appointment of PricewaterhouseCoopers LLP as auditor of the Company by show of hands.

The resolution on the Company’s approach to executive compensation (Say-on-Pay) as described in the Company’s management information circular dated March 6, 2026 was also approved, with 86.41% of votes cast in favour.

The resolution on the reconfirmation and continuation of the Company’s Shareholder Rights Plan as described in the Company’s management information circular dated March 6, 2026 was also approved, with 87.03% of votes cast in favour.

Detailed voting results for the meeting are available on SEDAR+ (www.sedarplus.ca) and EDGAR (http://www.sec.gov).

About West Fraser

West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), northern bleached softwood kraft pulp, paper, wood chips, and other residuals. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit: westfraser.com.

For More Information

Investor Contact

Anil Aggarwala

Director, Treasurer and Investor Relations

Tel. (604) 245-9718

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com